[AINSWORTH LETTERHEAD]
May 29, 2008
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Pamela A. Long
Dear Ms. Long:
Re:	Ainsworth Lumber Co. Ltd. Application for Qualification of Indenture on Form T-3 Filed on February 15, 2008; File No. 022-28861
     Pursuant to Section 307 of the Trust Indenture Act of 1939, request is hereby made by Ainsworth Lumber Co. Ltd., a British Columbia corporation (the “Company”), to withdraw the Application for Qualification of Indenture on Form T-3 (File No. 022-28861) (the “Application”), filed by the Company with the Securities and Exchange Commission on February 15, 2008, relating to the qualification of the indenture governing the Company’s proposed issuance of up to $596,007,180 aggregate principal amount of 14% Senior Secured Second Lien Notes due 2014. The Application has not been declared effective, and no securities were issued under such indenture. The Company is making this request for withdrawal because the proposed exchange offer under which the indenture securities were to be issued expired without the conditions to such offer being satisfied.
     Accordingly, the Company respectfully requests that the Commission (i) grant the request of the Company to have the Application withdrawn pursuant to Section 307 of the Trust Indenture Act of 1939, and (ii) issue an appropriate order to be included in the file for the Application to the effect that the Application has been “Withdrawn upon the request of the Applicant, the Commission consenting thereto.”
     If you have any questions regarding the foregoing application for withdrawal, please telephone Christopher W. Morgan of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Company, at (416) 777-4700.
Very truly yours,
/s/  Robert Allen
Robert Allen
Chief Financial Officer
cc:	Christopher Morgan Skadden, Arps, Slate, Meagher & Flom LLP